Bingham McCutchen LLP
One Federal Street
Boston, MA 02110
February 27, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Legg Mason Partners Variable Income Trust
(filing relates to Legg Mason Partners Variable Money Market Portfolio, Legg Mason Partners Variable Adjustable Rate Income Portfolio, and Legg Mason Partners Variable High Income Portfolio)
(File Nos. 033-40603 and 811-06310)
Ladies and Gentlemen:
     On behalf of Legg Mason Partners Variable Income Trust, a Maryland business trust (the “Registrant”), we are hereby filing Post-Effective Amendment No. 50 to the registration statement for the Registrant (the “Amendment”) relating solely to Legg Mason Partners Variable Money Market Portfolio, Legg Mason Partners Variable Adjustable Rate Income Portfolio, and Legg Mason Partners Variable High Income Portfolio (the “Funds”), on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”).
     The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act, and is to be effective on February 28, 2009, for the purpose of including the financial statements of the Funds and for making various other related changes, none of which renders the Amendment ineligible to become effective pursuant to paragraph (b) of Rule 485.
     The Amendment also includes changes made in response to comments the Registrant received on January 26, 2009 from Mr. Michael Kosoff of the staff of the Securities and Exchange Commission (the “Staff”) regarding Post-Effective Amendment No. 47 to the Registration Statement on Form N-1A filed on December 19, 2008 pursuant to Rule 485(a) under the 1933 Act (the “Rule 485(a) Amendment”), relating solely to Legg Mason Partners Variable Money Market Portfolio (“Money Market Portfolio”). The Staff’s comments and the Registrant’s responses are provided below.
A. General Comments

1.	Comment:	The Staff requested that the Registrant provide a letter to the Commission that includes certain “Tandy” acknowledgments with the Registrant’s response to the Staff’s comments.

	Response:	A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2.	Comment:	The Staff requested that the Registrant update certain disclosure to reflect 2008 information. The Staff specifically requested updated information for (a) disclosure of portfolio holdings and (b) portfolio transactions in the statement of additional information.

	Response:	The Registrant has updated disclosure as requested.

3.	Comment:	The Staff asked that the Registrant include disclosure in the prospectus regarding the U.S. Treasury Department’s Temporary Guarantee Program for money market funds (the “Temporary Guarantee Program”), consistent with disclosure in recent Legg Mason Partners filings.

	Response:	The Registrant has provided disclosure about the Temporary Guarantee Program in Money Market Portfolio’s prospectus and in a supplement to Money Market Portfolio’s prospectus that is filed herewith.

B. Annual Fund Operating Expenses and Example Tables

4.	Comment:	The Staff requested that the Registrant include acquired fund operating expenses, if applicable, in the fee table.

	Response:	The Registrant advised the Staff that this disclosure is not applicable.

5.	Comment:	The Staff requested that the Registrant provide supplementally further information with respect to footnotes 2 and 4 to the fee table in the Rule 485(a) Amendment. The Staff asked first that the Registrant explain the reason for the one time increase in printing and mailing expenses referenced in footnote 4. The Staff further requested that the Registrant resolve any inconsistency between footnote 2 and footnote 4 in the Rule 485(a) Amendment with respect to the timing of such increases (footnote 2 indicated that the increase is going forward whereas footnote 4 indicated a one-time expense during the last fiscal year).

	Response:	The Registrant advises the Staff that the expenses referenced in footnote 4 in the Rule 485(a) Amendment are no longer reflected in the fee table and, therefore, that footnote has not been included in the Amendment that is filed herewith. The Registrant further advises the Staff that, as the disclosure in footnote 4 to the fee table is not included in the Amendment, and the fee table now shows only the estimated effect of printing and mailing expenses expected to be incurred by the fund going forward as disclosed in footnote 2, the inconsistency noted by the Staff no longer exists.

6.	Comment:	The Staff requested that the Registrant confirm that the Example table reflects the “Total annual fund operating expenses” shown in the fee table throughout the entire ten-year period.

	Response:	The Registrant advises the Staff that all of the expenses shown under “Total annual fund operating expenses” in the fee table in the Amendment are reflected for the full ten-year duration of the Example, except with respect to the expenses of the Temporary Guarantee Program. As disclosed in footnote 4 to the fee table, the fees payable under this Program are reflected only in year one of the Example. The Registrant understands that this presentation of the costs associated with Money Market Portfolio’s participation in a temporary program of the U.S. government in response to turmoil in the credit markets is consistent with industry practice.
     Please call Miles Treakle at (202) 373-6549 or the undersigned at (617) 951-8381 with any comments or questions relating to the filing.
Sincerely,
/s/ Mari Wilson
Mari Wilson

Exhibit A
Legg Mason Partners Variable Income Trust
55 Water Street
New York, NY 10041
February 27, 2009
VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Legg Mason Partners Variable Income Trust (File Nos. 033-40603 and 811-06310)
Ladies and Gentlemen:
     In connection with its review of the Post-Effective Amendment No. 47 to the Registration Statement on Form N-1A for Legg Mason Partners Variable Income Trust (the “Registrant”), with respect to Legg Mason Partners Variable Money Market Portfolio, as filed with the Commission on December 19, 2008 (the “Registration Statement”), the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:
(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Legg Mason Partners Variable Income Trust
By:	/s/ Barbara J. Allen
	Name:	Barbara J. Allen
	Title:	Assistant Secretary